August 24, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Argos Therapeutics, Inc. Registration Statement on Form S-3 File No. 333-220001 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Argos Therapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-220001) (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on August 28, 2017, or as soon thereafter as practicable.

Very truly yours,

Argos Therapeutics, Inc.

By:	/s/ Lori R. Harrelson
Name:	Lori R. Harrelson
Title:	Vice President of Finance